Expense Limitation Agreement

To:

Resource Real Estate Diversified Income Fund

1845 Walnut Street, 18th Floor

Philadelphia, PA 19103

April 24, 2014

Dear Board Members:

You have engaged us to act as the sole investment adviser to the Resource Real Estate Diversified Income Fund (the “Trust,” or the “Fund”), pursuant to a Management Agreement dated as of December 13, 2012.

Effective from date hereof until at least June 30, 2015, we agree to waive our fees and to pay or absorb the ordinary annual operating expenses of the Fund (including offering and organizational expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 1.99%, 2.74% and 1.74% of per annum of the Fund's average daily net assets attributable to Class A, Class C and Class I shares, respectively.

Additionally, this Expense Limitation Agreement may not be terminated by Resource Real Estate, Inc., but may be terminated by the Fund’s Board of Trustees, on 60 days written notice to Resource Real Estate, Inc.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses were incurred, if the Fund is able to make the repayment without exceeding its current expense limitation and the repayment is approved by the Board of Trustees.

Yours Very Truly,

RESOURCE REAL ESTATE, INC.

By: /s/ Alan Feldman

Name:

Alan Feldman

Title: Chief Executive Officer

Date: April 24, 2014

ACCEPTANCE:

The foregoing Agreement is hereby accepted.

RESOURCE REAL ESTATE DIVERSIFIED INCOME FUND

By: /s/ Kevin Finkel

Name: Kevin Finkel

Title: President

Date: April 24, 2014